MeridianLink, Inc.
3560 Hyland Avenue, Suite 200
Costa Mesa, CA 92626
January 5, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attn:     Austin Pattan

Re:	MeridianLink, Inc.
Registration Statement on Form S-3 (File No. 333- 276336)
Request for Acceleration of Effective Date
To whom it may concern:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, MeridianLink, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-276336), be accelerated by the Securities and Exchange Commission to 4:01 p.m. Eastern time, on January 8, 2024, or as soon thereafter as possible.
We request that we be notified of such effectiveness by a telephone call to Bradley C. Weber of Goodwin Procter LLP at (650) 752 3226 and that such effectiveness also be confirmed in writing.

Very truly yours,

MeridianLink, Inc.

By:	/s/ Nicolaas Vlok
Name: Nicolaas Vlok
Title: Chief Executive Officer

cc:	Bradley C. Weber, Goodwin Procter LLP